June 14, 2012

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Christopher Chase

Re:           ZBB Energy Corporation
Registration Statement on Form S-1
Filed June 14, 2012
File No. 333-182111

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, ZBB Energy Corporation (the “Company”) hereby requests withdrawal of the Registration Statement on Form S-1 (File No. 333-182111) together with all exhibits and amendments thereto (the “Registration Statement”), that was filed with the Securities and Exchange Commission on June 14, 2012. The Company requests withdrawal of the Registration Statement because it was mistakenly filed with the wrong EDGAR code under form type S-1 instead of S-1MEF.  The Company will immediately after this filing be resubmitting its filing using the correct Edgar submission type.

If you have any questions with respect to this request, please call Mark Busch of K&L Gates LLP by phone at 704.331.7440.

Sincerely,

/s/ Will Hogoboom

Will Hogoboom, Chief Financial Officer

cc: Mark Busch, outside counsel